Exhibit (a)(1)(N)

Contact:

Glenn P. Muir Executive Vice President & CFO Hologic, Inc. (781) 999-7300	Frances Doria Director, Investor Relations Hologic, Inc. (781) 999-7377

HOLOGIC, INC. ANNOUNCES GRANT OF EARLY TERMINATION OF ANTITRUST WAITING PERIOD

FOR THIRD WAVE TECHNOLOGIES, INC. TENDER OFFER

Bedford, Mass., June 25, 2008 – Hologic, Inc. (Nasdaq: HOLX) today announced that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), on June 24, 2008, in connection with Hologic’s previously announced tender offer for all of the outstanding shares of the common stock of Third Wave Technologies, Inc. (Nasdaq: TWTI). The early termination of the waiting period under the HSR Act satisfies the conditions to the tender offer related to the expiration or termination of any applicable waiting periods under the HSR Act and other state and foreign regulatory laws relating to the restraint of trade or lessening of competition. The tender offer remains subject to certain other conditions described in the Offer to Purchase.

As previously announced, Hologic commenced a Tender Offer on June 18, 2008 for all of the outstanding shares of Third Wave common stock for $11.25 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on July 16, 2008.

About Hologic, Inc.

Hologic, Inc. is a leading developer, manufacturer and supplier of premium diagnostics, medical imaging systems and surgical products dedicated to serving the healthcare needs of women. Hologic’s core business units are focused on breast health, diagnostics, GYN surgical, and skeletal health. Hologic provides a comprehensive suite of technologies with products for mammography and breast biopsy, radiation treatment for early-stage breast cancer, cervical cancer screening, treatment for menorrhagia, osteoporosis assessment, preterm birth risk assessment, and mini C-arm for extremity imaging. For more information visit www.hologic.com.

Additional Information

This description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Third Wave. The tender offer is being made pursuant to a Tender Offer Statement and related materials. Third Wave shareholders are advised to read the Tender Offer Statement and related materials filed by Hologic with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer commenced, Hologic and Thunder Tech Corp. (a wholly- owned subsidiary of Hologic) filed a Tender Offer Statement on Schedule TO containing an Offer to Purchase, the form of the letter of transmittal and other documents relating to the tender offer, and Third Wave filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer, including the terms and conditions of the tender offer, and shareholders of Third Wave are urged to read them carefully. Shareholders of Third Wave are able to obtain a free copy of these documents at http://www.hologic.com and the website maintained by the SEC at http://www.sec.gov. In addition, shareholders are able to obtain a free copy of these documents by contacting Hologic or Third Wave.